UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                ___________

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. __)(1)


                     COMMUNITY INVESTORS BANCORP, INC.
______________________________________________________________________________
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
______________________________________________________________________________
                       (Title of Class of Securities)


                                203719 10 9
______________________________________________________________________________
                               (CUSIP Number)


                             December 31, 2004
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [X] Rule 13d-1(b)


________________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 6 Pages


CUSIP NO.  203719 10 9                 13G                  Page 2 of 6 Pages


------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Community Investors Bancorp, Inc. Employee Stock Ownership Plan Trust
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [ ]
                                                          (b)  [ ]
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
------------------------------------------------------------------------------
              5.  SOLE VOTING POWER

                  - -
  NUMBER OF   ----------------------------------------------------------------
   SHARES     6.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        114,266
    EACH      ----------------------------------------------------------------
 REPORTING    7.  SOLE DISPOSITIVE POWER
PERSON WITH
                  - -
              ----------------------------------------------------------------
              8.  SHARED DISPOSITIVE POWER

                  114,266
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     114,266
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                         [ ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.7%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     EP
------------------------------------------------------------------------------

CUSIP NO.  203719 10 9                 13G                  Page 3 of 6 Pages



Item 1(a)  Name of Issuer:

           Community Investors Bancorp, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           119 South Sandusky Avenue
           Bucyrus, Ohio 44820

Item 2(a)  Name of Person Filing:

           Community Investors Bancorp Inc. Employee Stock Ownership Plan Trust

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           Community Investors Bancorp, Inc.
           119 South Sandusky Avenue
           Bucyrus, Ohio 44820

Item 2(c)  Citizenship:

           Ohio

Item 2(d)  Title of Class of Securities:

           Common Stock, par value $.01 per share

Item 2(e)  CUSIP Number:

           203719 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO.  203719 10 9                 13G                  Page 4 of 6 Pages


Item 4.   Ownership.

          (a)  Amount beneficially owned:

               114,266

          (b)  Percent of class:  10.7%

          (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote    0
                                                        -------
          (ii) Shared power to vote or to direct the vote  114,266
                                                         -----------
          (iii)Sole power to dispose or to direct the disposition of  0
                                                                    -----
          (iv) Shared power to dispose or to direct the disposition of 114,266
                                                                       -------

          The Community Investors Bancorp, Inc. Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to the Community Investors Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP generally will be voted by the ESOP Trustee in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2004, all 114,266 shares held in the ESOP Trust were allocated to participants.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on

CUSIP NO.  203719 10 9                 13G                  Page 5 of 6 Pages



          outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP NO.  203719 10 9                 13G                  Page 6 of 6 Pages



                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  COMMUNITY INVESTORS BANCORP, INC.
                                  EMPLOYEE STOCK OWNERSHIP PLAN TRUST




February 8, 2005                       By:  /s/ John W. Kennedy
                                            ------------------------------
                                            John W. Kennedy, Trustee




February 8, 2005                       By:  /s/ Dale C. Hoyles
                                            ------------------------------
                                            Dale C. Hoyles, Trustee




February 8, 2005                       By:  /s/ Brian R. Buckley
                                            ------------------------------
                                            Brian R. Buckley, Trustee